Contact

www.linkedin.com/in/jay-davenport-b4006210 (LinkedIn)
www.davenportartstudio.com/apps/joomla/component/option,com_frontpage/Itemid,1/ (Personal)

Top Skills

Art
Galleries
Art History

Jay Davenport

Davenport SAF-T Systems, LLC
Mountain Iron, Minnesota, United States

Summary

Founder, chief medical officer at Davenport SAF-T Systems

Inventor of the SAF-T VEST (U.S. Patent No. 10,897,938), a lightweight wearable technology designed to provide 360-degree fall injury protection from the hips to the head.

Professional artist practicing in several mediums, including watercolors, oils, charcoal sketching and woodcut prints. Works include landscape scenes, portraits, still life, and abstract art. Works span more than 40 years. Artist also produces work on commission.

Board-certified orthopaedic surgeon, specializing in bone and joint surgery, sports medicine and general orthopaedics.

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Experience

Davenport SAF-T Systems
Founder, Chief Medical Officer
January 2017 - Present (6 years 6 months)
Minneapolis, Minnesota, United States

Dr. Davenport is the inventor of a patented, wearable device called the SAF-T VEST, which will detect a fall in progress and inflate a system of airbags in a fraction of a second. Injuries from falls, especially among older adults, is a public health crisis in the U.S. The SAF-T VEST will reduce the severity and risk of injury in falls. Dr. Davenport treated countless patients who suffered severe injuries from falls over the course of his 30-year career as an orthopaedic surgeon.

Davenport Art Studio
Artist in Residence
May 2003 - Present (20 years 2 months)

Jay nurtured a lifelong passion for art in part through his own library of eclectic art history and art education published works. He and his wife, who shares this interest have attende galleries and art museums across the U.S. and Europe. He has drawn, painted and printed wood cuts that he has shared with friends and family, decorated his medical offices and now are part of his current gallery presentation. Prior to and during his career in medicine, Jay explored a range of mediums including watercolor, oil, charcoal and wood cut prints. Jay also creates and builds innovative, artistic solutions to common challenges encountered in everyday life.

Jay A. Davenport, M.D., Orthopaedics, Ltd.
Orthopaedic Surgeon
June 1982 - June 1999 (17 years 1 month)

A board certified orthopaedic surgeon, Jay Davenport specialized in bone and joint surgery, sports medicine and general orthopaedics. He saw patients at his medical practices in Hibbing and Virgina, Minnesota.

Lenont-Peterson Clinic
Orthopaedic Surgeon
June 1972 - June 1982 (10 years 1 month)

Orthopaedic surgeon at multi-specialty clinic in Virginia, Minnesota.

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Education

University of Kansas Medical Center
Doctor of Medicine · (1961 - 1965)

The University of Kansas
Bachelor of Science, Bachelor of Arts, Physical Therapy,
Psychology · (1955 - 1961)

Dickson-Diveley Midwest Orthopaedic Clinic
Orthopaedic Residency · (1965 - 1970)

Baker University
 · (1953 - 1955)